Form C

Cover Page

Name of issuer:

Strengths, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/3/2017

Physical address of issuer:

1806 North 500 East
Provo UT 48604

Website of issuer:

http://www.soar.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☑ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

181,819

Price:

$0.65000

Method for determining price:

Dividing pre-money valuation ($13,234,508.10 for investors in the first $150,000.40, $15,640,782 for remaining investors) by number of shares outstanding on fully diluted basis.

Target offering amount:

$100,000.45

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/24/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

15

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$153,491.00	$2,767.00
Cash & Cash Equivalents:	$61,377.00	$2,767.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$493,143.00	$4,004.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$107,966.00	$0.00
Cost of Goods Sold:	$42,992.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,513,255.00)	($1,237.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Strengths, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Christen Allen	Certified Strengths Coach	self-employed	2017
D Brent Israelsen	Executive Chairman	Thunder Biotech, Inc	2017
Paul B Allen	CEO	Strengths, Inc.	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul B. Allen	President	2017
Paul B. Allen	CEO	2017
Paul B. Allen	Secretary	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
MeAndTi LLC	10000000.0 Class A & Class B shares	58.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Almost half of Soar's revenue comes from building on the Alexa platform. If Amazon makes it easier for any company to publish their own content on Alexa, it may affect Soar's potential revenue.

Soar will have to expend additional development dollars to make its voice technology accessible on platforms built by Google, Apple, Microsoft and Samsung--or on the web, where Soar will not be dependent on existing voice platforms.

Soar is having partnership conversations with CEOs of many major companies in the coaching, training, and learning industries--but these conversations may not result in the strategic partnerships or revenue Soar needs to become profitable.

The Gallup partnership will requires millions of dollars in capital in order for Soar to advertise & market the StrengthsFinder product in 28 languages. Soar doesn't yet have sufficient capital to fully take advantage of this partnership.

Other venture-backed companies in similar markets as Soar have raised far more capital, making it difficult to compete for talent or customers in some cases. BetterUp has raised $145 million; Tact.ai has raised $56 million, and AudioBurst has raised $24.4 million - with additional larger funding rounds probably coming for each company.

Soar only sells common stock, which precludes many VC funds and other investors from investing in Soar. While this ensures that Soar's founder will be able to run the company his way, it does complicate the fundraising process to some degree.

Soar currently doesn't have a permanent HQ office--the company has been mostly remote since its founding in late 2017. The company plans to open an office in 2020, but still support remote workers, but there are significant challenges in starting a company as a remote company.

Our company's health insurance plan is atypical, and may make it hard to attract and retain key employees unless we find and switch to a more normal policy (which will be more expensive.)

Our company doesn't currently offer a 401k or other benefits yet that some employees consider important which hinders us in our recruiting efforts.

Early Soar customers (mostly coaches who were desperate for clients) have expected too much from the Platform, partly based on Soar sales' teams enthusiasm for what was coming. Soar has fully refunded money from 34 customers in the last 6 months and is at risk of potentially needing to refund money for several more.

Soar needs to sell technology tools that can be used by coaches, and make it clear that coaches are responsible for their own success as independent business owners. If Soar isn't able to help coaches take responsibility for their own success, then Soar risks unhappy customers in the future as well.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 80% R&D costs; 12.5% Sales & Marketing costs/campaigns/initiatives; 7.5% WeFunder fees

---

If we raise: **$1,070,000**

Use of Proceeds: 65 R&D costs; 20% Sales & Marketing costs/campaigns/inititatives; 7.5% facilities and other G&A; 7.5% WeFunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing; Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on

investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round; $15.6M pre-money valuation
See exact security attached as Appendix B, Investor Contracts.

Strengths, Inc. is selling a maximum of 1,688,112 shares of Class A Common Stock ("common stock"). Strengths, Inc. is selling a minimum of 181,819 shares of Class A Common Stock.

Investors in the first $150,000.40 of the raise will receive common stock at a $0.55 price per share and a pre-money valuation of $13,234,508.10 (the "early bird" term).

Investors in the remaining $919,999.60 of the raise will receive Class A Common Stock at a price per share of $0.65 and a pre-money valuation of $15,640,782

Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the

company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Act, the Purchaser agrees to exchange the Shares acquired by it pursuant to this Subscription Agreement for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The Purchaser agrees that in the event the Purchaser does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Shares at a price to be determined by the Company's Board of Directors.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Stock from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Stock, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Stock the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Stock by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined in the subscription agreement).

Voting rights: Holders of Class A Common Stock will receive voting rights.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No

16. How may the terms of the securities being offered be modified?

None of the terms and conditions of this Subscription Agreement may be modified, amended or terminated except in a writing signed by the Purchaser and the Company.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common	23,000,000	14,062,742	Yes ⬍
Class C Common	5,000,000	3,660,487	No ⬍
Class B Common	5,000,000	5,000,000	Yes ⬍

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	200,000
Options:	1,339,513

Describe any other rights:

Each holder of Class A shall be entitled to one vote for each share. Each holder of Class B shall be entitled to ten votes for each share. Each holder of Class C shall

not be entitled to vote.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Class B has a 10x voting preference; Class C has no voting rights; Class A is a 1:1 voting preference

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies

Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Fora Financial
Issue date	12/18/19
Amount	$145,000.00
Outstanding principal plus interest	$198,650.00 as of 12/30/19
Interest rate	37.0% per annum
Maturity date	10/19/20
Current with payments	Yes

We pay $969 each business day. Personally guaranteed by founder/CEO

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2018	Other	SAFE	$550,000	General operations
12/2019	Section 4(a)(2)	Common stock	$1,990,000	General

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Paul Allen
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	01/01/18
Outstanding principal plus interest	$0.00 as of 12/18/19
Interest rate	20.0% per annum
Current with payments	Yes
Relationship	founder

Company uses Paul's personal credit card to pay for ongoing marketing, R&D and G&A expenses such a ad word spend, travel, and necessary business subscriptions needed for day to day business operations

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Soar Overview.

We are a technology company with a mission to help humans maximize their life experience and reach their full potential. In the past 18 months we have built two platforms: one for AI-assisted human coaching, and one for AI-assisted voice learning and reinforcement.

Our coaching platform helps individuals and teams identify their natural talents and find ways to use them at work and in life. People thrive when they get to do what they do best everyday. We have started forming partnerships with world class companies such as Gallup and Sandler Training to provide tools and resources to our customers. Our partner pipeline is extraordinary. As we aggregate content, we will use AI to connect our customers to the resources most likely to help them thrive in all areas of life.

Our voice platform may become a defining application in the voice computing era. Voice computing is the next trillion dollar tech frontier. Our voice computing applications help people learn and grow and thrive -- without the negative side-effects of screen computing and social media addictions. Using AI, we will match Soar members to the personalized resources that will most help them to grow and achieve success.

Our Sales currently comes from a) tools and training for coaches b) our proprietary voice-first LMS platform and c) end user payments for coaching, training and tools.

Tools and training for coaches - 19%

Proprietary voice-first LMS platform - 60%

End user payments for coaching, training and tools - 21%

DESCRIBE THESE FEATURES IN DETAIL, ESP HOW THEY GENERATE REVENUE

Tools and Training for Coaches. Life coaches, executive coaches, career coaches, health coaches etc., are trained to be great coaches but are often lack resources and support to succeed in running their own coaching business. SOAR helps coaches succeed in business. We do this through a three-tier subscription service: the first two tiers focus on business operations and the third adds marketing/customer acquisition. The first level is limited and free. The second level is a paid subscription that provides a full suite of business tools and support including scheduling, online video integration, billing, customer relationship management tools and more. This level is currently $39.95/month. The premier level costs $129.95 per month and includes business operations tools and adds marketing support. Coaches at this level are eligible for our coach matching service: individuals and organizations that SOAR drives to the platform are matched to the right coach. Coaches at this level also receive one-on-one mentorship with some of the most successful coaches in the industry. With more than 2000 coaches already using SOAR's current free or paid service and tens of thousands of coaches connected to SOAR through social media, we are confident we can secure thousands of subscribers by the end of 2020. Through partnerships with major coaching organizations that number could expand exponentially.

Proprietary voice-first LMS Platform. Soar's voice-first LMS Platform, Soar UPLIFT, is the world's first AI-enabled platform for audible learning. Soar's Freemium model allows individuals to get started at no cost, easily uploading and retrieving important personal audio content via voice-computing platforms such as Amazon's Alexa, Google Assistant and Samsung Bixby. Soar UPLIFT will be monetized across all audiences. Premium content from our content partners can be purchased on a subscription basis starting at $9.99 per month. Team or Group leaders can share and manage content across their team, and push bulletins and announcements to the team with an upgraded subscription starting at $14.99 per month. Enterprises will be able to publish private proprietary content for their employees or customers using an admin portal, and integrate audio learning and enablement with core IT systems such as traditional LMS, CRM, Calendars, and so on. Enterprises will also be able to create and manage learning pathways for new hire onboarding, leadership development, safety and other critical learning areas. Enterprise subscription pricing begins with a $50-250K implementation fee, followed by a monthly subscription rate of $5 per month per employee. Custom integrations and premium content are additional options for enterprise. Content Publishers pay a fee (usually between $25-100K) for Soar to help "voicify" their content, and then share revenue from subscribers within the application. Soar UPLIFT includes a mobile companion app that helps users set preferences, organize content and share audio files through social media to attract new users.

End user payments for coaching, training and tools. In 2019 the self-improvement market was estimated at $12.2B in the U.S. alone. Per Marketdata, "Americans will spend significant amounts of money for self-improvement products and services if they believe there is a good chance of pay-off at the end." That is SOAR's focus. In addition to coaching, which we know pays off, we are developing DIY tools for consumers from personal assessments to activities that help them define their goals to tools that help them execute their personal journey (often including coaching). This opens a myriad of consumer revenue streams for SOAR. Many of these tools will be free with the opportunity to upgrade into those which are paid. As we attract consumers to coaching we will retain a commission from the coach. How do we attract the end user? We are developing viral loop campaigns that create exponential top-of-funnel engagement. Sharing important life stories is a crucial part of this process and creates amazing virality. And as we bring people into the SOAR platform we are working with people experienced in human transformation and self-help digital products to develop exercises and activities that lead to positive individual outcomes. It's like a GPS for life.

In 2018 most of our revenue came from selling online and in-person training to coaches and Soar evangelists. As a two-sided marketplace, it's been a top priority of Soar to launch a viral website for individuals who desire self improvement and need coaching. This will be launching in January 2020. Our goal for 2020 is to add revenue from consumers while growing our revenue from coaches. Our voice platform became extremely important to us in the second half of 2019. Billions of devices have voice computing capabilities. At CES in 2020 Google announced Google Assistant is used by 500 million people monthly. Alexa has shipped hundreds of millions of smart speakers and Alexa-enabled devices. Since we have now shipped a major voice-first sales training product with Sandler Training, we can begin to monetize our platform by selling it to other large organizations with workers who can benefit from training and reinforcement. Our pipeline of potential customers for our Voice First LMS is extraordinary.

We originally founded our business in late 2017 to promote StrengthsFinder and strengths-based coaching. As we have grown and evolved since that time, we had the following key milestones in the development of our business:

Formalized global partnership with Gallup to sell and administer their popular StrengthsFinder 2.0 assessment (available in 28 languages) - March 2018

Bought Soar.com domain - May 2018

Launched Soar website for coaches - July 2018

2100 professional business and life coaches on all 6 continents have joined Soar

Soar coaches and evangelists have held scores of events in different cities

Doro Bush Koch and Tricia O'Reilly became formal advisors to Soar in the health & wellness coaching industry -- May 2019

Sandler, the world's leading sales training company, hired Soar to build a voice assistant for sales training and reinforcement - June 2019

Brad Pace, who built the world's first online family tree software and was recently CTO of TravelPass ($400M per year in revenue), joined Soar as CXO (Chief Experience Officer) - August 2019

Mark Tucker, our senior voice platform architect, was ranked as the #11 voice pioneer by an industry publication - May 2019

Q3 was a record sales quarter -- $320,000

Nate McConkie, first senior marketing hire at Qualtrics (acquired by SAP for $8.2 billion in 2018) joined as CMO - October 2019

Paul Allen was featured on main stage at Learning 2019 in front of 1500 CLOs and

Learning executives, interviewed about the future intersection of voice computing & learning - October 2019

Paul Allen was invited to Prague as a guest of the International Coaching Federation for the ICF Global 2019 conference, a bi-annual event - Oct 2019

Judy Diaz, formerly CMO at Politico and SVP Strategy/COO at AARP Life Reimagined joined Soar as Sr. VP of Strategy and Partnerships - November 2019

Launched MySandler Alexa skill - November 2019 - 3,800 successful queries in first month of use

Acquired mobile technology from Computer Science professor enabling our first iPhone and Android applications for Learning & Development - Fall 2019

Peter Haws joins Soar as VP Inside Sales - December 2019

As an early-stage company, we have experienced losses thus far in our operating history:

Our total booked sales grew from $274,000 in 2018 to $917,000 in 2019, an increase of 235%

Revenue was $108,000 in 2018 vs. $488,000 in 2019

Our net loss was $2.3 million during the year ended December 31, 2019, an increase of $0.8 million from $1.5 million during the prior year.

Expectations for the near future:

We expect (but cannot guarantee) that our business to grow rapidly in 2020. We are launching four new products in Q1 2020 which will constitute the majority of our revenue in 2020.

A) Coaching platform enhancements. As mentioned above, we are introducing three new levels of service that offer the help coaches need to succeed in business. We are in discussions with a number of potential coach partners who underscore that need, including the International Coach Federation (with 34,000 coach members) and the Institute for Integrative Nutrition (with more than 150,000 health and wellness coach graduates). By meeting this need, and with thousands of coaches already connected to SOAR, we feel confident we can secure thousands of paid subscribers by the end of the year on a recurring revenue basis.

B) Soar.com consumer experience. As mentioned above, in 2020 in addition to connecting consumers to the coaches on our platform, we will also be launching consumer products. We engineer our consumer experiences to be viral. Soar features a life mapping exercise and personal development suggestions that, among other things, recommends establishing a "Board of Directors" – that is, reaching out to key people in your life who already support your life journey. (They, in turn, are encouraged to start their own SOAR journey.) As consumers engage further in SOAR we provide deeper and deeper exercises and self-discovery. Some will be free as part of the consumer SOAR membership and some will be paid add-ons, such as the popular StrengthsFinder 2.0 assessment. In many cases, the consumer experience will lead to a coach or group coaching sessions. To that end, we are developing a coach recommendation engine to ensure the right coach is matched to the right person.

C) Soar UPLIFT voice library. To expand the consumer product beyond the digital platform, take advantage of the growing popularity of voice technology, and truly achieve our goal to uplift humanity, we are introducing the SOAR UPLIFT voice library. This freemium subscription which will soon be available to more than 5 billion people through their phones or computers, allows each individual to access, store and retrieve the content that most inspires them and most positively affected their lives. Importantly, this content can be accessed and retrieved by others (to anyone or by invitation) so we can build the most positive, enriching, inspiring library in the world.

D) Voice-first LMS with Mobile Companion app. Our Sandler partnership led to the release of an extremely valuable sales training and reinforcement product in November 2019 for the world's largest sales training company. Other large organizations (enterprise clients, publishers, associations) are now in active discussions with us to build similar products for their employees or customers.

Sandler has thousands of hours of training materials, courses, books, articles, and podcasts, which have all been included in the MySandler voice product. A companion mobile application which allows people to search and browse through all the content, and to learn the voice commands needed to retrieve the best content "hands free" - such as during their commute or the drive-time between sales calls. The combination is a game changer for personal learning and development.

In partnership with Sandler's global business development team (more than 20 top sales professionals) Soar will be jointly selling learning, training and reinforcement solutions to Sandler's biggest customers - and to a pipeline of potential customers - worldwide.

We believe that we have significant potential for growth. We are positioned to catch the voice computing wave which is reaching billions of people and is dramatically growing in usage. We think we can help make popular human talent and psychology assessments go viral, and reach hundreds of millions of people. Soar is designed to attract people of all kinds, in all walks of life, anyone who wants to work and learn and grow and improve. No matter how they first encounter us (through a viral voice application, or an assessment, or because of a coach), our mission is to serve each person with our tools and resources -- to help them fulfill their individual life mission, or calling, or purpose -- to help them become the best human being they can become.

Many business models from tech and social media companies that have trillion dollar potential require them to capture attention from people and to point them to things that drive revenue. Advertising business models such as Facebook are all about capturing our attention--and our data--which usually distracts us from things that matter most. Human well-being suffers as a result of these massively successful companies. Tristan Harris, formerly of Google, talks about Human Downgrading that is happening at scale. Mark Benioff, CEO of SalesForce says "Facebook is the new cigarettes" because it is addictive and so damaging to so many.

Soar's very business model -- the very mission of our organization -- our why -- is to help each person on earth fill the measure of their creation, do what they were designed to do best, and to become the best version of themselves. We won't use metrics like "time spent on site" or "ad impressions shown" or "number of paid clicks" to determine our success. Our success only comes from positive life outcomes reported by Soar members.

We are not a charity. We are a business. We have aspirations to reach unicorn status, or decacorn status, and to influence the lives of billions of people. But we won't compromise our values for money, or maximize our profits at the expense of our family -- the human family.

We are breaking new ground with our company values and with our business model, and we might be vulnerable to business models that cater to the worst human impulses, that use neuroscience and psychology and design to addict customers, to get them hooked on products, and to therefore capture so much of their time, attention and money, that they don't have bandwidth to devote to a positive personal development platform like Soar. Because we are fighting an uphill battle to help humanity and because there are so many unknowns, it may be years before Investors see a return on their investment, if they do at all.

The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below:

Many tech companies with billion or even trillion dollar market caps are aiming to provide voice and learning and AI solutions to billions of individuals. They are much better funded than we are.

Other new coaching and voice platforms that have raised more capital (BetterUp, $140M, Tact.AI, $56M, AudioBurst, $24.4M) - there is no guarantee that our approach -- finding key partners with content and distribution -- will allow us to compete effectively against these better funded companies

Limited funding has prevented us from making $2-2.5 million purchase of StrengthsFinder codes from Gallup - we have not yet started selling StrengthsFinder or other assessments on Soar yet

Selling Class A common shares to all investors greatly limits interest in Soar from venture capital firms and other traditional funding sources who want governance & control and preferred shares that advantage them over common investors. Soar has no plans to raise capital outside of selling common shares. This means all shareholders benefit from alignment of interests, but it does make raising capital far more challenging.

Alexa and Google Voice might make so much functionality and content free of charge that consumers may not be willing to pay for our Soar subscriptions

Consumer distrust for voice platforms - some potential customers have told us they won't use Alexa in their homes. People are frightened of privacy violations, both actual and perceived.

We are a subscription model, not an advertising model. Ad models can do much harm to human well-being. It is against our charter to sell ads, interrupt people, buy their attention and distract them from their goals and values. This may limit our commercial success.

Spotify, Netflix, Disney+, Hulu and many gaming subscriptions are primarily for entertainment; productivity apps and professional development apps sold on a subscription basis may not succeed at the same scale.

Liquidity. Our cash and cash equivalents on December 31, 2019 were held for working capital purposes.

We expect that the proceeds of this offering will improve our liquidity and provide capital to launch our 4 new products and formalize several game-changing partnerships with major players in coaching, training, learning, and human development.

We do not know how much additional investment will be required for us to become cash-flow positive. Because of our new products, our patent pending technology (patent owned by the Company), our strong partner and customer pipeline, and our excellent management team, we think we can either get cash flow positive after our Regulation Crowdfunding offering or we will be in a strong position to raise additional funds from current or potential investors. Startups have many dials and levers. We can greatly reduce expenses if necessary, including payroll. We can also find marketing channels that help us generate profits, and we can increase spending on those channels in order to improve our cash flow.

We have a concurrent Fundable campaign. We believe $1.3M is the minimum for our Plan, however, the timing of certain hiring and development costs can be delayed based on the amount of the funds raised. We believe the effect on our sales traction would be short term only. We may finance the assessment codes with a loan from an investor, secured by the codes, due to the upfront cash outlay. Specific funding of the assessment codes would enable the WeFunder money to cover our operating burn longer, bringing us to a higher valuation creation before our next raise.

Our current burn rate is about $200k per month, and we have $0 cash in hand. We have four product launches occuring in early 2020 and we expect (although cannot guarantee) significant inflows of cash from product sales.

In addition, we have investors willing to fund (outside of WeFunder) and/or loan us money if needed.

Cash used in operating activities. Net cash used in operating activities consisted of net income adjusted for certain non-cash items including stock-based compensation as well as the effect of changes in working capital.

Net cash used in operating activities was $1.5 million for the year ended December 31, 2019, which was driven primarily by our Operating Expenses including our investment in product development, support for our coaches and recruiting of our management team. This was partially offset by the increase in deferred revenue from subscriptions, advance payment of training and advance payment of royalties.Net cash used in operating activities was $1.1 million for the year ended December 31, 2018. Operating Expenses driving our Net Loss,

partially offset by a positive change in Working Capital. Our Net Loss in 2019 was $0.5M higher than our first full year of operations in 2018 primarily in Operating Expenses $0.7M and interest expense on short term loans $0.1 million, partially offset by higher gross margin on higher revenue. Our Working Capital at the end of 2019 was $0.4M worse than the comparable period in 2018 due to an increase in Deferred Revenue as a result of increased sales that can not be recognized as revenue in the period collected.

Capital Resources. We have financed our operations through private sales of common equity, issuances of convertible debt and other debt securities, internally generated cash flow from sales, and short-term notes payable.

SAFE. Our initial $550,000 in investment capital came via a SAFE note (Simple Agreement For Future Equity). This was led by Graham Weston, former Chairman of Rackspace, along with Clint Carlos and Tammy Fairbanks, who both invested $100,000 in the SAFE. The SAFE will convert to regular Class A common equity (which all investors have purchased so far) soon.

Private sales of common equity. From June 2018 to December 2019 we sold Class A common shares at $0.50 per share. We raised a total of $2.0 million in 26 separate transactions. We completed these transactions as needed, in preparation for a larger funding round ("Series A") at a much higher valuation. With this "as-needed" approach to startup financing, we've never had more than $500,000 in our bank account at one time.

Short-term loan. We have a loan facility with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in December 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. As of December 31, 2019, the remaining balance was $132,000. During January 2020 we entered a short-term loan agreement with Sandler Training for $166,666, due in March 2020. During January 2020 we also obtained a short term loan for $50,000 from a potential investor.

Credit-card transactions. In the middle of 2018 we started selling annual subscriptions to professional coaches who wanted to join the Soar community and receive the benefits from being featured on the Soar coaching platform. Most of these transactions ranged from $1,000 to $2,500. We have also sold about 60 13-week coaching bootcamp programs for up to $4000 per attendees. These two levels of coaching packages have been retired and will be replaced by the 3 new tiers of coaching packages available in January 2020. We now have a full curriculum for coaching bootcamps and are considering offering future bootcamps directly to coaches or through our coach training partners--who have 10-75x more coaches in their database than we do.

Customer invoices. Sandler Training paid us $83,333 per month for 6 months so we could develop the MySandler voice + mobile sales training system for them.

Founder and executive loans. Founders and executives at Soar have sometimes foregone salary. Our CEO made less than $60,000 in salary in 2019. Most or all of the software subscriptions and tools Soar uses to build its products and business are currently paid for through owner and executive credit cards, with careful tracking to provide for future reimbursement. Some short term cash loans have been made by Soar executives so we could make payroll or make vendor payments. The team is fully committed to doing whatever it takes to launch a successful Human Potential Platform and have a positive impact on the world. Everyone would like to grow out of this "financing-by-executive-sacrifice" model of startup funding to a model where many stakeholders help us with funding so we can turn the corner to reach profitability and hypergrowth.

Historical Results of Operations. Our total sales increased $0.6 million and total revenue increased by $0.4 million, or 352%, from the prior year to $0.9 million and $0.5 million respectively in the year ended December 31, 2019 and 2018. This increase was primarily driven by an increase in subscriptions and coach services.

Our overall direct costs of revenue increased by $0.3 million, from the prior year on increased revenue, driving our gross margin up 14 points to 77%. This was largely driven by increased subscription revenue leveraging existing infrastructure..

FUTURE EXPECTATIONS

We expect (although cannot guarantee) our revenue to grow quickly because of four new product launches. In early 2020 we will provide technology to help individual customers for the first time. In early 2020 our revenue from coaches will grow as we launch our integrated calendaring, video, billing and CRM features for coaches for the first time. We expect our Voice & Mobile LMS revenue to skyrocket as we have a number of six figure deals in our pipeline, and as we begin to sell solutions in partnership with Sandler Training's global account team. Finally, the launch of Soar UPLIFT, a powerful patent-pending audio library for individuals (patent owned by the Company), has the potential to be a defining audio application in the next decade. Viral hits are hard to predict, and even harder to build. But the Soar team has been involved in multiple launches of consumer products that have reached ten million to more than a hundred million users. The Soar team is focusing on engineering viral loops for both of our consumer products, and we have high confidence that through rapid testing of designs and features that our new products can go viral in 2020.

Coach revenue

According to the International Coaching Federation there are 53,000 professional career coaches in the world and many more if specialties such as life coaching and health and wellness coaching are included.

Soar's coach revenue will come from coach subscriptions as well as, eventually, fees from coaching sessions on our platform and Soar facilitated B2B engagements. Initially our main focus is on subscriptions. There are three levels of subscriptions launching in early 2020: a free level, a $39.95 per month tier, and a $129.95 per month tier.

Our initial marketing will focus on the 2000 coaches already using a free service on our platform as well as more than 10,000 coaches we are directly connected to via LinkedIn. We are also talking to major coaching organizations and training companies. Several of our prospective partners have databases of more than 20,000 coaches they have trained or certified. By offering our free Soar subscription to all their members, and getting even a modest conversion rate to

subscription to all their members, and getting even a modest conversion rate to the two subscription tiers will result in hundreds of thousands of dollars of monthly revenue.

Customer revenue

Marketdata estimates that the self-improvement market was worth $12.22B in 2019 in the US alone. The market for coaching was over $1B. Soar's main consumer revenue streams will be a percent of the coaching session revenue from matches and transactions on our platform in addition to self-awareness and self-improvement tools, courses and exercises such as assessments. Tens of millions of people annually take assessments such as MBTI, DiSC, StrengthsFinder 2.0, VIA Character Strengths, 5 Love Languages, and many others. If Soar customers have already taken these assessments, they can upload their results to Soar to help them with their Life Map and their Flight Plan. This in turn will enable our AI tools to recommend content, courses, coaches, tools, resources and experiences to help them individually to thrive in life.

We are already an authorized reseller of StrengthsFinder 2.0 from Gallup (now called CliftonStrengths) and may soon also be a reseller for other positive psychological assessments that help people increase self-awareness, team awareness, engagement, productivity, and well-being. As our new viral marketing loops start bringing us thousands (and then millions) of new customers monthly, we will sell them access to these popular assessments which will generate a significant amount of new revenue for Soar, and for our assessment partners.

Voice & Mobile LMS revenue

Since launching the MySandler product, hundreds of corporate executives have heard about it, seen demos of it, or seen videos of how it works. We will start doing weekly webinars to introduce others to the power of a voice+mobile LMS. Our pipeline of interested corporate and enterprise customers is growing every day. There are a number of training organizations and associations with more than 100,000 members who are scheduling time with us for demos, prototypes, and potential pilot programs.

Learning is a $366B worldwide market. We have a chance to create a defining application for employee learning & development, personal and professional development, and to go to market quickly through respected organizations that have massive numbers of members or employees.

Soar UPLIFT subscriptions

Billions of humans access information via computers, smartphones and other electronic devices. Trillions of hours a year are spent looking at screens. It's almost become a joke that people go to dinner with other people but sit on their phones all night not even interacting with each other. Neil Postman wrote an amazing book in the 1980s called Amusing Ourselves to Death: Public Discourse in the Age of Television. He worried about human downgrading 30 years ago-- before the internet, before smartphones, before social media and the always-on culture we live in today.

Soar hopes to help humanity transition to a much more natural and positive way for humans to get value and benefit from ingenious computing devices and all the collective knowledge and wisdom of humanity that is stored in the cloud, and in our own minds.

As Facebook asked "What's on your mind, Paul?" and Twitter asked "What's happening?", Soar will ask our customers at scale, "what was a turning point in your life? What author, or teacher, or leader or manager changed your life, and helped you become the person you are today? What content have you encountered in your life--what idea, what concept--that totally hit you, and transformed the way you think and work and live?" Every person we ask this question to can recall special moments in their life -- ah-ha moments where the lightbulb turned on -- and they've never been the same again.

Then we ask, when is the last time you experienced this transformational content, and who have you shared it with lately. Amazingly, many of our interviewees haven't experienced the content since the first time they heard it. And sadly, some of them have NEVER shared it with people they care about, lead or manage--or even with their own family.

Soar UPLIFT hopes to become the "Dropbox for the voice computing era" so that all of us can upload and then instantly retrieve all the most important content we've ever experienced or enjoyed, on nearly any device in the world, with a couple of simple spoken keywords. Without looking at a screen, billions of people could be able to listen to Malala talk about education for all, or Dr. Martin Luther King share his dream, his vision, for a better world, a more inclusive world. Soon, all the best keynote speeches and classroom lectures, where truly meaningful content is shared, will be sliced and diced into meaningful bits and made accessible for personal and professional development. Soon, billions of people could record family stories and memories, assign them to namespace in the Soar UPLIFT library, and for the rest of their lives will be able to say "GET followed by 1 or 2 keywords, and listen to that beautiful short clip about how their father met and fell in love with their mother. And then with another command, SHARE it with the people they love. Billions of such inspiring, foundational, and meaningful bits of human content -- that without Soar UPLIFT would be stored somewhere in an attic, or in someone's memory, and would die with them -- along with the potential to touch and inspire future generations - could soon be a simple voice command away from recall to anyone who needs a dose of inspiration or access to the world's best learning content.

The wisdom of the world needs to be curated, sorted, sifted, and prioritized. AI needs to serve us, each of us individually, based on our strengths, our interests, our roles and our goals and dreams, and needs to recommend to each of us the building blocks and stepping stones we need -- the very things that have previously inspired others before us to work harder and smarter, to dream bigger, and to be better. If billions of people on this planet can consume information daily that is inspirational and foundational--that is designed to further their own personal mission and calling in life, the world can be transformed one person at a time, the "better angels of our nature" can be awakened and come alive, and all of Humanity can be Uplifted.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial

statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to

a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.soar.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Soar Subscription Agreement
    Soar Subscription Agreement Early Bird

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Christen Allen
    D Brent Israelsen
    Paul B Allen
    Paul B. Allen

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Soar Subscription Agreement
- Soar Subscription Agreement Early Bird

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Christen Allen
- D Brent Israelsen
- Paul B Allen
- Paul B. Allen

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Strengths, Inc.

By

Paul Allen

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Christen Allen

Board member

1/21/2020

Paul Allen

Founder and CEO

1/21/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

